File No. 82-34729

LEGACY HOTELS

REAL ESTATE INVESTMENT TRUST

RECEIVED

2007 MAR -6 A 11:57

March 1, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

07021555

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press Release of March 1, 2007

- **Legacy Hotels Real Estate Investment Trust Board of Trustees Forms Special Committee**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

3/6

TORONTO DOMINION CENTRE
100 WELLINGTON ST. W. SUITE 2000
TORONTO ONTARIO M5K 1H1
T 416 860 6100 F 416 860 6101

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE
INVESTMENT TRUST

By: P. McMullan
Paula A. McMullan
Secretary

Enclosure

TORONTO DOMINION CENTRE
100 WELLINGTON ST. W. SUITE 2000
TORONTO, ONTARIO M5K 1H1
T 416 860 6100 F 416 860 6101

File No. 82-34729

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

RECEIVED
2007 MAR -6 A 11:57

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST
BOARD OF TRUSTEES FORMS SPECIAL COMMITTEE

Toronto, March 1, 2007 - Legacy Hotels Real Estate Investment Trust ("Legacy" or the "Trust")(TSX: LGY.UN) today announced that its Board of Trustees has formed a Special Committee (the "Committee") of five independent Trustees to advise the Board on strategic alternatives for the Trust. The Committee, comprised of Richard Kelleher, Chairman and Chief Executive Officer of Pyramid Advisors LLC, Richard Knowles, President and Chief Executive Officer of Sceptre Investment Counsel Limited, Robert Lord, former Chairman of the Canadian Institute of Chartered Accountants, John O'Connor, counsel to Ogilvy Renault LLP, and Jonathan Wener, Chief Executive Officer of Canderel Management Inc., will evaluate strategic options for maximizing value for unit holders, which may include a sale of the Trust. Fairmont Hotels & Resorts Inc., Legacy's largest unit holder, is supportive of the process.

Legacy has retained Morgan Stanley and RBC Capital Markets as financial advisors to assist with this process. As well, Blake, Cassels & Graydon, LLP has been engaged as Legacy's legal advisors. Fasken Martineau DuMoulin LLP has been retained to provide legal advice to the Committee.

The Board of Trustees has not set any deadline for completing the review of its strategic options, and may ultimately determine that its current business plan is the best means to build and deliver unit holder value.

This news release contains forward-looking information related to, but not limited to, Legacy operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. Please refer to Legacy's Annual Information Form, dated March 20, 2006, which can be found on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR"), for a list of the risks inherent in the activities of the Trust. Legacy disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

About Legacy Hotels Real Estate Investment Trust

Legacy is the largest Canadian lodging real estate investment trust, focused on the ownership of luxury and first-class hotels. With a presence across Canada and in two top U.S. markets, Legacy's portfolio of 25 hotels provides geographical diversification across major urban centres. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle. Legacy units and convertible debentures trade on the Toronto Stock Exchange under the symbols LGY.UN and LGY.DB, respectively.

Contacts: Chantal Nappert
Executive Director, Investor Relations
Tel: 416-860-6140
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

END